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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549


                                 ____________


                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                   North American Integrated Marketing, Inc.
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            (Exact name of registrant as specified in its charter)




                  Delaware                                    22-2942013
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  (State of incorporation or organization)                 (I.R.S. employer
                                                          identification no.)



3 Garret Mountain Plaza, Suite 202A, West Paterson, NJ              07424
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       (Address of principle executive offices)                  (zip code)



Securities to be registered pursuant to Section 12(b) of the Act:


       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered
  ------------------------------                ------------------------------

              None                                            None
  ------------------------------                ------------------------------



Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.00001
                        -------------------------------
                                (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered.

Common Stock

     The Company's authorized stock consists of 60,000,000 shares of common stock, par value $.00001 per share (the "Common Stock") and 10,000,000 shares of preferred stock, par value $.00001 per share (the "Preferred Stock"). As of March 31, 1997, there were 40,100,091 shares of Common Stock outstanding held by approximately 600 stockholders of record. Effective April 21, 1997 Registrant approved a one-for-twelve reverse stock split so that as of April 25, 1997 there were approximately 3,341,984 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share of record on any matters voted upon by stockholders and do not have any cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other security. There are no redemption or sinking fund provisions applicable to the Common Stock. Rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Board of Directors currently does not contemplate the issuance of any Preferred Stock.

Preferred Stock

     The Board of Directors is authorized, without further action by stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the designations, preferences, powers, and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights and terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can from time to time issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company without any further actions by the stockholders. Under certain circumstances this could have the effect of decreasing the market price of the Common Stock. No shares of Preferred Stock have been issued and the Company has no present plan to issue any such shares, nor is management aware of any threatened transaction to obtain control of the Company.

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Certain Provisions of Certificate of Incorporation and Bylaws

     Provisions with Anti-Takeover Implications. A number of provisions of the Company's Restated Certificate of Incorporation ("Certificate of Incorporation") and Bylaws involve matters of corporate governance and the rights of stockholders. The Company's Certificate of Incorporation provides the Board of Directors with the ability to issue shares of preferred stock and to set the voting rights, preferences, and other terms thereof. This ability afforded to the Board of Directors by the Certificate of Incorporation may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). The Board of Directors is divided into three classes, each as nearly equal in number as possible. A classified Board expands the time required to change the composition of a majority of directors and may tend to discourage any takeover bid for the Company. With a classified Board, two annual meetings normally will be required for holders of a majority of the Common Stock to change the composition of a majority of the Board of Directors, since only one-third of the Directors will be elected at each meeting. In addition, stockholders may remove members of the classified Board only for cause. Because of the additional time required to change the composition of the Board, classification of the Board also may make the removal of incumbent management more difficult. Finally, the Certificate of Incorporation provides that a director may be removed only for cause and only upon the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors cast at a meeting of the stockholders called for that purpose.

     The foregoing provisions could discourage or make more difficult a merger, tender offer, or proxy contest involving the Company, even if such events could be beneficial to the interest of stockholders, and could potentially depress the market price of Common Stock. In addition, Delaware law permits other such provisions, including shareholders rights plans, which the Company would generally be able to implement at any time without stockholder approval.

     Authorized but Unissued Shares. The Company's Certificate of Incorporation authorizes the issuance of 60,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. These shares of Common Stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financings, acquisitions, stock dividends, stock splits, employee incentive plans and other similar purposes which would include public offerings or private placements. The issuance of shares of Preferred Stock may have an adverse effect on the Company's stockholders. See "Preferred Stock." Stockholders of the Company do not have preemptive rights with respect to the purchase of these shares. Therefore, such issuance could result in a dilution of voting rights and book value per share as to Common Stock of the Company.

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     The Company's Certificate of Incorporation and Bylaws also contain provisions providing for the limitations of liability of directors and for the indemnification of directors and officers to the full extent permitted under the Delaware General Corporation Law.

     Indemnification. The Certificate of Incorporation of the Company provides that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

     Limitation of Liability. In addition, the Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their actions as directors. This provision does not affect the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against the director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Furthermore, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors are not, however, liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

     Statutory Business Combination Provision. Section 203 of the Delaware General Corporation Law ("Section 203") provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholders; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or

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more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Item 2.  Exhibits.

     Exhibits and Exhibit Index. The following exhibits are filed as part of the registration statement or incorporated by reference in the registration statement:

 Exhibit
 Number                        Description                       Page
 -------   ---------------------------------------------------   ----

  3.1      Restated Certificate of Incorporation..............     5

  3.2      Bylaws.............................................     *

  4.1      Specimen Copy of Common Share Certificate..........    __

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*  Document previously filed with the Securities and Exchange Commission and incorporated herein by reference to the same numbered exhibit in the Registrant's Registration Statement effective May 18, 1989.



                     [This space intentionally left blank]

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                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      NORTH AMERICAN INTEGRATED
                                        MARKETING, INC.



Date:  April 30, 1997                 /s/ Nicholas Robinson
                                      ------------------------------------------
                                      Nicholas Robinson, Chief Executive Officer
                                      and Chairman of the Board

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